09055212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COSSÉ INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 - 5TH AVENUE, STE 3024
(No. and Street)

SEATTLE (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENNIS A. YOUNG (206) 624-6651
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

SEC Mail Processing Section
JAN 15 2009
Washington, DC
101

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
JAN 23 2009
THOMSON REUTERS

OATH OR AFFIRMATION

I, DENNIS A. YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COSSÉ INTERNATIONAL SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ACCOUNT 001-59513 DENNIS A. YOUNG, 401(k) PLAN ACCOUNT
ACCOUNT 001-69002 CHARLES B. COSSÉ
ACCOUNT 001-69005 CHARLES B. COSSÉ, DBA COSSÉ INTERNATIONAL PROPERTIES
ACCOUNT 001-69006 CHARLES B. COSSÉ AND SANDRA COSSÉ, JTWROS
ACCOUNT 001-69051 CHARLES B. COSSÉ TRUSTEE FBO JULIA T. COSSÉ
ACCOUNT 001-69054 SANDRA T. COSSÉ

Notary Public
State of Washington
SEAN M DUCKART
MY COMMISSION EXPIRES
May 27, 2012

Signature

Vice President/Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
- ☒ (o) Statement of Cash Flows
- ☒ (p) Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

C O N T E N T S

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Cossé International Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Cossé International Securities, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cossé International Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Peterson Sullivan LLP

January 9, 2009

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$	982,652
Segregated cash		41,581
Deposits with clearing organizations and others		319,314
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $127,640		3,771
	$	1,347,318

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to customers	$	3,090
Accrued expenses		18,920
		22,010
Stockholder's Equity		
Common stock, $100 par value; 500 shares authorized; 250 shares issued and outstanding		25,000
Retained earnings		1,300,308
		1,325,308
	$	1,347,318

See Notes to Financial Statement

COSSÉ INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
December 31, 2008

Note 1. Summary of Significant Accounting Policies and Operations

Organization – Cossé International Securities, Inc. ("the Company") operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority.

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations to the Company.

Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash – Cash consists of unrestricted cash balances in banks. The Company occasionally has deposits in excess of Federally-insured limits.

Segregated Cash – In accordance with regulations of the SEC, the Company maintains a special reserve bank account for the exclusive benefit of customers. At December 31, 2008, $41,581 was held in a segregated account.

Furniture, Equipment, and Leasehold Improvements – Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives (generally three to seven years) of the assets. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the term of the lease.

Income Tax – The Company has elected S corporation status for tax purposes, and is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its stockholder in computing his individual tax liability. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election.

(continued)

Note 2. Deposits with Clearing Organization and Others

The Company has agreements with the National Securities Clearing Corporation and the Depository Trust Company whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain deposits at the organizations and must maintain excess net capital of $500,000 (as defined by SEC rules).

Note 3. Line of Credit

The Company has a $1,000,000 revolving line of credit with a bank, which is subject to renewal on September 1, 2009. Interest is payable at the British Bankers Association LIBOR Rate plus 2.5%, resulting in a rate of 4.6% at December 31, 2008. There is also an unused commitment fee of 0.25% which is calculated and is payable on September 1, 2009. The Company's stockholder guarantees this line of credit. At December 31, 2008, the Company had no outstanding borrowings under this line of credit.

Note 4. Leases

The Company leases its office space under an operating lease that expires April 30, 2013. Rental expense under the lease was approximately $120,500 for the year ended December 31, 2008. The following is a schedule of minimum rent payments required under noncancelable operating leases for the years ending December 31:

2009	$ 127,019
2010	130,683
2011	134,347
2012	138,011
2013	46,411
	$ 576,471

(continued)

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2008, the Company had computed net capital of $1,312,123, which was in excess of the required net capital level by $1,062,123. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.015 to 1.

END